CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$545,000	$74.34

Pricing supplement no. 893 To prospectus dated November 14, 2011 prospectus supplement dated November 14, 2011 and product supplement no. 2-I dated November 14, 2011	Registration Statement No. 333-177923 Dated November 30, 2012 Rule 424(b)(2)

Structured Investments	$545,000 Quarterly Review Notes Linked to Grade A Copper due December 12, 2013

General

•	The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the four Review Dates, the Commodity Price of Copper is at or above the Commodity Strike Price. If the notes are not automatically called, investors will lose at least 20% of their principal if the Ending Commodity Price is less than the Commodity Strike Price by more than 20%. Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The first Review Date, and therefore the earliest date on which a call may be initiated, is February 28, 2013.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing December 12, 2013†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on November 30, 2012 and are expected to settle on or about December 5, 2012.

Key Terms

Commodity:	The notes are linked to the spot price of Grade A Copper (the “Commodity”), which will be determined by reference to the official spot price of Copper (Bloomberg ticker “LOCADY”).
Automatic Call:	If the Commodity Price on any Review Date is greater than or equal to the Commodity Strike Price, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus the call premium amount calculated as follows:
• 3.15% × $1,000 if called on the first Review Date
• 6.30% × $1,000 if called on the second Review Date
• 9.45% × $1,000 if called on the third Review Date
• 12.60% × $1,000 if called on the final Review Date
Payment at Maturity:

If the notes are not automatically called and the Ending Commodity Price is less than the Commodity Strike Price by up to 20%, you will receive the principal amount of your notes at maturity.

If the notes are not automatically called and the Ending Commodity Price is less than the Commodity Strike Price by more than 20%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Commodity Price is less than the Commodity Strike Price, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Commodity Return)

If the notes are not automatically called, you will lose at least 20% of your investment at maturity if the Ending Commodity Price is less than the Commodity Strike Price by more than 20% and may lose up to your entire investment at maturity.

Contingent Buffer Amount:	20%
Commodity Return:	Ending Commodity Price – Commodity Strike Price Commodity Strike Price
Commodity Strike Price:	$7,949, which is equal to the Commodity Price of the Commodity on the pricing date
Ending Commodity Price:	The Commodity Price on the final Review Date
Commodity Price:	Notwithstanding anything to the contrary in the accompanying product supplement, on any day, the official cash offer price of Copper Grade A on the London Metal Exchange (the “LME”) for the spot market, stated in U.S. dollars per tonne, as determined by the LME and displayed on Bloomberg L.P. (“Bloomberg”) under the symbol “LOCADY” on that day
Review Dates†:	February 28, 2013 (first Review Date), May 30, 2013 (second Review Date), August 30, 2013 (third Review Date) and December 9, 2013 (final Review Date)
Call Settlement Date:	The third business day after the applicable Review Date, except that if the notes are called on the final Review Date, the Call Settlement Date will be the maturity date
Maturity Date†:	December 12, 2013
CUSIP:	48126DLS6
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Commodity or Commodity Futures Contract” in the accompanying product supplement no. 2-I

Investing in the Quarterly Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 2-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$545,000	$5,450	$539,550
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-43 of the accompanying product supplement no. 2-I.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-89 of the accompanying product supplement no. 2-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

November 30, 2012

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 2-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 30, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 2-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007591/e46165_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement,

(1) the Review Dates are subject to postponement as described under “Description of Notes — Postponement of a Determination Date — Notes linked to a Single Commodity or Commodity Futures Contract” in the accompanying product supplement no. 2-I; and

(2) notwithstanding anything to the contrary in the accompanying product supplement no. 2-I, the Commodity Price is as set forth under “Key Terms — Commodity Price” on the front cover of this pricing supplement.

JPMorgan Structured Investments —	PS-1
Quarterly Review Notes Linked to Grade A Copper

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the price of Copper as shown under the column “Commodity Price Appreciation / Depreciation at Review Date.” The following table assumes a hypothetical Commodity Strike Price of $8,000 and reflects the Contingent Buffer Amount of 20%. The table reflects that the call premiums used to calculate the call price applicable to the first, second, third and final Review Dates are 3.15%, 6.30%, 9.45% and 12.60%, respectively, regardless of the appreciation of the price of Copper, which may be significant. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. Each hypothetical total return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Commodity Price at Review Date	Commodity Price Appreciation / Depreciation at Review Date	Total Return at First Call Settlement	Total Return at Second Call Settlement	Total Return at Third Call Settlement	Total Return at Maturity
$14,400.00	80.00%	3.15%	6.30%	9.45%	12.60%
$13,600.00	70.00%	3.15%	6.30%	9.45%	12.60%
$12,800.00	60.00%	3.15%	6.30%	9.45%	12.60%
$12,000.00	50.00%	3.15%	6.30%	9.45%	12.60%
$11,200.00	40.00%	3.15%	6.30%	9.45%	12.60%
$10,400.00	30.00%	3.15%	6.30%	9.45%	12.60%
$9,600.00	20.00%	3.15%	6.30%	9.45%	12.60%
$8,800.00	10.00%	3.15%	6.30%	9.45%	12.60%
$8,000.00	0.00%	3.15%	6.30%	9.45%	12.60%
$7,600.00	-5.00%	N/A	N/A	N/A	0.00%
$7,200.00	-10.00%	N/A	N/A	N/A	0.00%
$6,800.00	-15.00%	N/A	N/A	N/A	0.00%
$6,400.00	-20.00%	N/A	N/A	N/A	0.00%
$6,399.20	-20.01%	N/A	N/A	N/A	-20.01%
$6,000.00	-25.00%	N/A	N/A	N/A	-25.00%
$5,600.00	-30.00%	N/A	N/A	N/A	-30.00%
$4,800.00	-40.00%	N/A	N/A	N/A	-40.00%
$4,000.00	-50.00%	N/A	N/A	N/A	-50.00%
$3,200.00	-60.00%	N/A	N/A	N/A	-60.00%
$2,400.00	-70.00%	N/A	N/A	N/A	-70.00%
$1,600.00	-80.00%	N/A	N/A	N/A	-80.00%
$800.00	-90.00%	N/A	N/A	N/A	-90.00%
$0.00	-100.00%	N/A	N/A	N/A	-100.00%

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The price of Copper increases from the Commodity Strike Price of $8,000 to a Commodity Price of $8,800 on the first Review Date. Because the Commodity Price on the first Review Date of $8,800 is greater than or equal to the Commodity Strike Price of $8,000, the notes are automatically called, and the investor receives a single payment on the first Call Settlement Date of $1,031.50 per $1,000 principal amount note.

Example 2: The price of Copper decreases from the Commodity Strike Price of $8,000 to a Commodity Price of $7,200 on the first Review Date, $6,400 on the second Review Date and $5,600 on the third Review Date and increases from the Commodity Strike Price of $8,000 to a Commodity Price of $8,800 on the final Review Date. Although the Commodity Price on each of the first three Review Dates ($7,200, $6,400 and $5,600) is less than the Commodity Strike Price of $8,000, because the Ending Commodity Price on the final Review Date ($8,800) is greater than the Commodity Strike Price of $8,000, the notes are automatically called, and the investor receives a single payment at maturity of $1,126 per $1,000 principal amount note.

Example 3: The price of Copper decreases from the Commodity Strike Price of $8,000 to a Commodity Price of $7,200 on the first Review Date, $6,400 on the second Review Date and $5,600 on the third Review Date and $7,200 on the final Review Date. Because (a) the Commodity Price on each of the Review Dates ($7,200, $6,400, $5,600 and $7,200) is less than the Commodity Strike Price of $8,000, and (b) the Ending Commodity Price of $7,200 is not less than the Commodity Strike Price by more than 20%, the notes are not automatically called, and the investor receives a single payment at maturity equal to the principal amount of $1,000 per $1,000 principal amount note.

Example 4: The price of Copper decreases from the Commodity Strike Price of $8,000 to a Commodity Price of $7,600 on the first Review Date, $7,200 on the second Review Date, $6,400 on the third Review Date and $6,000 on the final Review Date. Because (a) the Commodity Price on each of the Review Dates ($7,600, $7,200, $6,400 and $6,000) is less than the Commodity Strike Price of $8,000, and (b) the Ending Commodity Price of $6,000 is less than the Commodity Strike Price by more than 20%, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -25%) = $750

The hypothetical returns and the hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-2
Quarterly Review Notes Linked to Grade A Copper

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — If the Commodity Price is greater than or equal to the Commodity Strike Price on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) 3.15% × $1,000 if called on the first Review Date; (ii) 6.30% × $1,000 if called on the second Review Date; (iii) 9.45% × $1,000 if called on the third Review Date; or (iv) 12.60% × $1,000 if called on the final Review Date. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	Potential Early Exit With Appreciation As a Result of Automatic Call Feature — While the original term of the notes is just over one year, the notes will be called before maturity if the Commodity Price is at or above the relevant Commodity Strike Price on the applicable Review Date and you will be entitled to the applicable payment corresponding to that Review Date set forth on the cover of this pricing supplement.
•	CONTINGENT PROTECTION AGAINST LOSS — If the notes are not automatically called and the Ending Commodity Price is less than the Commodity Strike Price by no more than 20%, you will be entitled to receive the full principal amount of your notes at maturity, subject to the credit risk of JPMorgan Chase & Co. If the notes are not automatically called and the Ending Commodity Price is less than the Commodity Strike Price by more than 20%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Commodity Price is less than the Commodity Strike Price. Under these circumstances, you will lose at least 20% of your investment at maturity and may lose up to your entire investment at maturity.
•	RETURN LINKED SOLELY TO THE SPOT PRICE OF COPPER — The return on the notes is linked solely to the spot price of a single commodity, Copper. The Commodity Price on any Review Date reflects the performance of the spot price of Copper, expressed as a percentage, from the Strike Value to the official cash offer price of Copper Grade A on the LME for the spot market, stated in U.S. dollars per tonne, as calculated by the LME and displayed on Bloomberg under the symbol “LOCADY” on that Review Date, and the Commodity Return reflects the performance of the spot price of Copper, expressed as a percentage, from the Commodity Strike Price to the Commodity Price on the final Review Date. The spot price of Copper referred to above is different from the price of any futures contract related to Copper.
•	CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 2-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity or futures contracts or other instruments related to the Commodity. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 2-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called and the Ending Commodity Price is less than the Commodity Strike Price by more than 20%, you will lose 1% of your principal amount at maturity for every 1% that the Ending Commodity Price is less than the Commodity Strike Price. Under these circumstances, you will lose at least 20% of your investment at maturity and may lose up to your entire investment at maturity.
JPMorgan Structured Investments —	PS-3
Quarterly Review Notes Linked to Grade A Copper

•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Executive Overview — CIO Synthetic Credit Portfolio Update,” “Liquidity Risk Management — Credit Ratings” and “Item 4. Controls and Procedures” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of your notes declines. Please refer to “Risk Factors” in the accompanying product supplement no. 2-I for additional information about these risks.
•	LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Commodity, which may be significant. Because the Commodity Price at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Commodity.
•	INVESTMENTS RELATED TO THE PRICE OF COPPER MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The price of Copper is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and securities the return on which is not related to commodities or commodities futures contracts. Variables such as those described uner “— The Market Price of Copper Will Affect the Value of the Notes” below may have a larger impact on the price of Copper than on traditional securities. These variables may create additional investment risks that may cause the price of Copper to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the notes to be more volatile than the prices of traditional securities.
•	OWNING THE NOTES IS NOT THE SAME AS OWNING COPPER OR COPPER-RELATED FUTURES CONTRACTS DIRECTLY — The return on your notes will not reflect the return you would realize if you actually purchased Copper or exchange-traded or over-the-counter instruments based on Copper. You will not have any rights that holders of such assets or instruments have.
•	THE MARKET PRICE OF COPPER WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked to the performance of the price of Copper, we expect that generally the market value of the notes will depend in large part on the market price of Copper. The price of Copper is primarily affected by the global demand for and supply of Copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for Copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for Copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their Copper-intensive economic growth and industrial development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for Copper in various applications. Their availability and price will also affect demand for Copper. Apart from the United States, Canada and Australia, the majority of Copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. The supply of Copper is also affected by current and previous price levels, which will influence investment decisions in new smelters. In previous years, Copper supply has been affected by strikes, financial problems and terrorist activity. It is not possible to predict the aggregate effect of all or any combination of these factors.
•	ON EACH REVIEW DATE, THE COPPER PRICE IS DETERMINED BY THE LME, AND THERE ARE CERTAIN RISKS RELATING TO THE COPPER PRICE BEING DETERMINED BY THE LME — Your notes are linked to the performance of Copper. The price of Copper will be determined by reference to the official cash offer price of Copper as determined by the LME. The LME is a principals’ market that operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without
JPMorgan Structured Investments —	PS-4
Quarterly Review Notes Linked to Grade A Copper

limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery up to 123 months forward following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on the Observation Date, the official cash offer prices of Copper and, consequently, the Commodity Return, could be adversely affected. The LME has no obligation to consider your interests in calculating or revising the official cash offer price of Copper. For additional information about Copper, see the information set forth under “Key Terms — Commodity Price” in this pricing supplement.

•	SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are linked exclusively to Copper and not to a diverse basket of commodities or a broad-based commodity index. The price of Copper may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.
•	REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity or upon an automatic call described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.
•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE FINAL REVIEW DATE — If the notes have not been automatically called previously and the Commodity Price on the final Review Date (i.e., the Ending Commodity Price) is less than the Commodity Strike Price by more than the 20% Contingent Buffer Amount, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation in the Commodity Price.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of Copper at any time on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility — the frequency and magnitude of changes — in the price of Copper;
•	supply and demand trends for Copper;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	PS-5
Quarterly Review Notes Linked to Grade A Copper

Historical Information

The following graph sets forth the historical performance of Copper based on the weekly historical Commodity Prices from January 5, 2007 through November 30, 2012. The Commodity Price on November 30, 2012 was $7,949. We obtained the Commodity Prices below from Bloomberg Financial Markets, without independent verification.

The historical prices of Copper should not be taken as an indication of future performance, and no assurance can be given as to the Commodity Price on any Review Date. We cannot give you assurance that the performance of the price of Copper will result in the return of any of your initial investment.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-6
Quarterly Review Notes Linked to Grade A Copper